Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Three Months Ended March 31,	For the Fiscal Years
	2011	2010	2009	2008	2007
Calculation of fixed charges ratio:
Income (loss) before provision (benefit) for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$178	$821	$868	$(375)	$817

Add/(deduct):
Fixed charges	32	147	265	285	274
Amortization of capitalized interest	—	2	2	1	1
Capitalized interest	(1)	(3)	(8)	(8)	(6)
Total earnings available for fixed charges	$209	$967	$1,127	$(97)	$1,086

Fixed charges:
Interest expense	$27	$128	$243	$257	$253
Capitalized interest	1	3	8	8	6
Interest component of rental expense(1)	4	16	14	20	15
Total fixed charges	$32	$147	$265	$285	$274

Ratio of earnings to fixed charges	6.6x	6.6x	4.3x	—	4.0x

Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$382	$—
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.